UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35272

CUSIP NUMBER 597742105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MIDLAND STATES BANCORP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1201 Network Centre Drive

Address of Principal Executive Office (Street and Number)

Effingham, IL 62401

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Midland States Bancorp, Inc. (the “Company”) is unable to file by the prescribed due date its Quarterly Report on Form 10-Q for the period ended June 30, 2025 (the “Second Quarter Form 10-Q”) without unreasonable effort or expense due to the previously disclosed delay in filing its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2025, and the delay in filing its Quarterly Report on Form 10-Q for the period ended March 31, 2025, which was filed with the SEC on August 8, 2025, in each case related to the Company’s previously disclosed restatement of its financial statements as of December 31, 2023 and for the years ended December 31, 2023 and 2022, and of the impacted line items to its unaudited financial statements as of and for the three months ended March 31, 2024 and 2023, for the three and six months ended June 30, 2024 and 2023, and for the three and nine months ended September 30, 2024 and 2023. The Company does not expect to file the Second Quarter Form 10-Q prior to the expiration of the five-calendar day extension period provided in Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company plans to file the Second Quarter Form 10-Q as soon as practicable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eric T. Lemke	(217)	342-2141
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the filing of the Second Quarter Form 10-Q. Such forward-looking statements are subject to many risks and uncertainties, including the expected timing of the review of the Company’s unaudited financial statements as of and for the three and six months ended June 30, 2025 and 2024, and other factors identified in the Company’s most recent periodic reports and other SEC filings, all of which are available on the Company’s website. The Company can provide no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

MIDLAND STATES BANCORP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2025	By:	/s/ Eric T. Lemke
		Name:	Eric T. Lemke
		Title:	Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).